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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
CHEMBIO DIAGNOSTICS, INC.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
89268C 10 3

(CUSIP Number)
December 19, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89268C 10 3	13G	Page	2	of	5 Pages

1	Names of Reporting Persons. Inverness Medical Innovations, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	Delaware

	5	Sole Voting Power

Number of		5,367,841

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		5,367,841

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,367,841

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	8.9%

12	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	89268C 10 3	Page	3	of	5 Pages
Item 1.
(a) Name of Issuer: Chembio Diagnostics, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 3661 Horseblock Road, Medford, New York 11763.
Item 2.
(a) Name of Person Filing: Inverness Medical Innovations, Inc. (“Inverness”)
(b) Address of Principal Business Office: The principal business office of Inverness is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.
(c) Citizenship: Inverness is a Delaware corporation.
(d) Title and Class of Securities: Common stock, $.01 par value per share (“Common Stock”)
(e) CUSIP Number: 89268C 10 3
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership

(a) Amount Beneficially Owned: 5,367,841

(b) Percent of Class: 8.9%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 5,367,841

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 5,367,841

(iv) shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable

CUSIP No.	89268C 10 3	Page	4	of	5 Pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 21, 2007

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara

Jay McNamara Senior Counsel—Corporate & Finance